Exhibit 99.1

news release

For Immediate Release

Encana Amends its Dividend Reinvestment Plan

Calgary, Alberta (March 25, 2013)

Encana Corporation (TSX, NYSE: ECA) (“Encana”) today announced that it has amended its Dividend Reinvestment Plan (the “DRIP”) to permit the company to issue from its treasury Encana common shares at a discount to the average market price for the common shares (as defined in the DRIP) for the applicable dividend payment date. Beginning in the second quarter of 2013, Encana’s Board of Directors has determined that all common shares distributed to participating shareholders pursuant to the DRIP will be newly issued from Encana’s treasury at a discount of two percent.

By participating in the DRIP, shareholders can automatically reinvest all or any portion of the cash dividends paid on their common shares in additional Encana common shares, without charge for any commissions, service charges or brokerage fees under the DRIP. By issuing common shares at a discount under the DRIP, Encana is seeking to encourage greater shareholder participation in the program.

Shareholders who currently participate in the DRIP will automatically have the discount applied to the reinvestment of any future cash dividends declared by the Board of Directors, and do not need to complete a revised Enrollment Authorization Form to continue to participate in the DRIP. The two percent discount will remain in effect for all cash dividends that may be declared by Encana’s Board of Directors, beginning in the second quarter of 2013, until otherwise announced by Encana.

Registered shareholders who wish to participate in the DRIP must deliver a completed Enrollment Authorization Form to CIBC Mellon Trust Company, as DRIP Agent, no later than 4:00 p.m. (Toronto time) on the fifth (5th) business day immediately preceding the record date for the payment of cash dividends on common shares. Beneficial owners of common shares who wish to participate in the DRIP must arrange with their broker, investment dealer, financial institution or other nominee to enroll in the DRIP on their behalf. Nominee holders of common shares should consult the DRIP for instructions on enrolling one or more eligible beneficial owners of common shares who wish to participate in the DRIP.

A complete copy of the DRIP, together with a related series of Questions and Answers and an Enrollment Authorization Form, are available on Encana’s website at www.encana.com or by contacting CIBC Mellon Trust Company at (866) 580-7145 or (416) 682-3863 or by email at inquiries@canstockta.com.

Encana Corporation

Encana is a leading North American energy producer that is focused on growing its strong portfolio of diverse resource plays producing natural gas, oil and natural gas liquids. By partnering with employees, community organizations and other businesses, Encana contributes to the strength and sustainability of the communities where it operates. Encana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

Further information on Encana Corporation is available on the company’s website, www.encana.com, or by contacting:

Investor contact:	Media contact:
Ryder McRitchie	Jay Averill
Vice President Investor Relations & Corporate Communications	Manager, Media & Public Relations (403) 645-4747
(403) 645-2007
Lorna Klose
Manager, Investor Relations
(403) 645-6977

Encana Corporation